

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Keith Gottesdiener
Chief Executive Officer
Prime Medicine, Inc.
60 First Street
Cambridge, MA 02141

  Re: Prime Medicine, Inc.
    Registration Statement on Form S-3
    Filed December 13, 2024
    File No. 333-283780

Dear Keith Gottesdiener:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tamika Sheppard at 202-551-8346 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences